Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

March 24, 2006

Jonathan Duersch

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street NW Stop 7010

Washington, DC  20549

Dear Sirs:

Re:

Asia Pacific Resources Ltd.

Form 20-F/A for fiscal year ended December 31, 2004

Filed April 11, 2005

File No. 0-26636

This letter sets out the response of Asia Pacific Resources Ltd. (the "Company") to your correspondence of March 3, 2006 concerning the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2004, File No. 0-26636, filed with the Securities and Exchange Commission on April 11, 2005 (the "Annual Report").

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Financial Statements

General

1

Please submit all previous and future response letters and correspondence to Edgar

We now submit on Edgar as private correspondence this reply together our previous response letters dated:

August 22, 2005, October 5, 2005, November 9, 2005 and January 12, 2006

Reconciliations between Canadian and United States Generally Accepted Accounting Principles, Page F-28

2.

 We note your proposed restatement computation relating to the beneficial conversion feature associated with the Olympus loans.  Please address each of the following to explain how your calculation considered all the factors which would appear to apply to your model.  Please clarify how you considered these factors and whether they would have a material impact on your restatement calculation.  Specifically address the following:

▪

We note the Olympus loans are denominated in U.S. dollars and the underlying instruments to which the debt may be converted is denominated in Canadian dollars.  As such, it is unclear how you considered the application of SFAS 133 in concluding that your conversion feature associated with these instruments did not meet the definition of an embedded derivative.  Please describe how you concluded the provisions of SFAS 133 would not apply.

The Company reviewed the guidance in SFAS 133 and concluded that the Olympus Loan contracts do not have an embedded derivative which requires bifurcation from the host because it does not meet the all of the criteria outlined in paragraph 12, specifically paragraph 12c.   The guidance in paragraph 12 of SFAS 133 states, in part:

“An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement.  (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

Definition of a Derivative:

The definition of a derivative is contained in paragraph 6 of SFAS 133 which states:

“A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both.  Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

We reviewed the embedded conversion feature in the Olympus Loan to determine if it would be the definition of a derivative under paragraph 6 of SFAS 133:

SFAS 133 Paragraph 6 Guidance:	Embedded Equity Conversion Feature
Is there an underlying?

Yes, the underlyings of the conversion option are the underlying equity price of the Company which is listed on the Toronto Stock Exchange in Canadian dollars, and the U.S.dollar/Canadian dollar exchange rate.

Is there a notional?	Yes, the principal amount of the Olympus Loan.
Required little or no initial net investment?	Yes, the feature did not require an initial net investment.
Permits net settlement?

No.  The settlement of the embedded conversion option is in physical shares of the Company.  Additionally, there is no market mechanism that facilitates net settlement of the conversion option. Finally, the shares issued under the conversion option are not readily convertible to cash due the large volume of shares issued upon exercise of the conversion option as compared to the daily average trading volume.  For further discussion see below.

Meets the definition of a derivative?	No, the contract does not meet the definition of a derivative.

The Company believes the embedded equity conversion option in the Olympus Loans do not meet the definition of a derivative in paragraph 6 as the embedded conversion feature does not result in net settlement.   The settlement of the embedded conversion option is in physical shares of the Company and as a result the Company assessed if the shares were readily convertible to cash. SFAS 133 states that assets are readily convertible to cash if they have interchangeable or fungible units and a quoted market price that is available in an active market that can rapidly absorb the quantity of the asset that is held by the entity without significantly affecting its price.

The embedded conversion option in the Olympus loan contract allowed the holder to convert the loans into common shares on one day for the entire amount of the loans.  At the inception of the loan, if the market price of the shares was used as a proxy for the conversion price as the conversion price was not yet determinable, the shares to be issued upon exercise of the conversion option were 2,321,150 for the loan made on January 16, 2004 date and 10,445,175 for the loan made on March 22, 2004 date.  Ultimately upon conversion on May 27, 2004 the holder received 27,837,602 shares and warrants of the Company(6,959,400  shares and warrants for the loan made on January 16, 2004 date and 20,878,200 shares and warrants for the loan made on March 22, 2004 date.)  The embedded equity conversion feature is an option which only permits a single exercise of the option in total.  An excerpt from the article 6.1 of the Olympus loan states:

“the Borrower will give 30 days notice of the proposed issue to the Lender and the Lender will have the right at any time as long as the Principal amount remains unpaid to convert in whole but not in part the Principal amount of this Note and any unpaid interest hereunder into such Common Shares and/or such securities exchangeable or convertible into Common Shares (collectively, "Offered Securities").

The embedded equity option cannot be exercised in increments, therefore when assessing if the embedded equity conversion is readily convertible to cash, the Company reviewed the embedded conversion feature as a single option for the entire amount of the Olympus Loan.  Based on review of the guidance in DIG A12: Definition of a Derivative: Impact of Daily Transaction Volume on Assessment of Whether an Asset is Readily Convertible to Cash and of the Company’s daily trading volumes of the shares, we have concluded that the embedded equity conversion option is not readily convertible to cash. As the holder of the embedded equity conversion option must convert the entire loan, the number of shares to be issued upon conversion (both at inception using the current market price as a proxy for the conversion price and ultimately upon conversion) is significantly in excess of the daily average trading volume of the Company’s shares and therefore could not be readily converted to cash without incurring a significant discount. We would generally consider contracts requiring delivery on a single day of 10 percent or less of the average daily volume would be considered readily convertible to cash; while contracts for more than 10 percent of the average daily volume require careful consideration to determinate whether they are readily convertible to cash.

The Company reviewed the daily average trading volume for the 20 days after conversion on May 27, 2004 and determined it was 789,531 shares.  The 27,837,602 shares issued upon conversion  are far in excess of the daily average trading volume of the shares.  As a result the holder could not have sold these shares in one day without significantly affecting the market price of the shares.  To provide additional support we calculated the daily average trading volume from January 16 to March 19, 2004 as 621,523, from March 22 to May 26 as 908,857 and from January 16 to May 26 as 808,721The Company does not consider the shares received by the holder of the loan to be readily convertible to cash as they would not have been able to sell that volume of shares into the market without significantly affecting the market price of the shares being sold. Therefore the Company has concluded that the embedded equity conversion option does not permit net settlement as the shares to be issued under the conversion option are not readily convertible to cash.

As all of the criteria contained in SFAS 133 paragraph 12 have not been met, the embedded conversion option is not required to be bifurcated and separately accounted for at fair value.

▪

Please explain how you applied an allocation of proceeds between your common shares and warrants on the commitment dates, which may be the dates the loans were issued or earlier dates.  In this regard, it appears common share and warrant units were contemplated within the terms of the loan conversion feature and would be the premise for allocation of the loan proceeds on the respective commitment dates, not the conversion date even though that is when the beneficial conversion feature is recognized as applied under Issue 15 of EITF 00-27.

We applied an allocation of proceeds between the debt convertible into common shares and debt convertible into warrants on the date the loans were converted into shares and warrants.  The lender might have expected that the loan would be convertible into a unit comprising a common share and some fraction of a share purchase warrant; however, the lender would not have known whether it would be a full warrant or a partial warrant and there was at least a significant possibility that any subsequent private placement would be on some other basis.  The lender would not have knowledge of the composition or pricing of any unit offering until such an offering was completed  The lender agreed that it would accept that third party negotiated unit or other private placement terms as the basis of conversion if it elected to convert.  The Company does not believe it appropriate to assume that precise features of the equity issuance (e.g. whether the warrant was at the money or out of the money, the option term, whether one warrant or half a warrant would be included) would have been predictable at the date the loans were made.  Therefore, the only date that an allocation of proceeds can be made is at the date the private offering was priced and completed.

▪

Please explain whether or not your calculation considered the impact of foreign currency transaction gains and losses.  It appears that the impact from the movement in the currency exchange rates would have some effect upon the conversion of the loans, although this is not discretely identified in your model.

The exchange rates on each of the relevant dates are:

Date	Rate	US $	Cdn $
January 16, 2004	1.3289	$500,000	$664,450
March 22, 2004	1.3299	$1,500,000	$1,994,850
May 27, 2004	1.3763	$2,000,000	$2,752,600

The loans were recorded at the time of issue at C$2,659,300 and at the time of conversion at C$2,752,600 plus C$31,160 interest for a total of $2,783,760. A foreign exchange gain was recorded at the end of March 31, 2004 for purposes of reporting on the first quarter and a foreign exchange loss was recorded through May 27, 2004 at the date of conversion.  [Note that the company only reconciles to US GAAP on an annual basis; therefore the reporting at the end of March 31, 2004 is in accordance with Canadian GAAP.  The calculation of the exchange gain or loss on monetary liabilities is consistent between Canadian and US GAAP.]  The Canadian dollar equivalent on May 27, 2004 was used in calculating the beneficial conversion features.  The Company does not believe that there would be a material impact on the restatement calculation if a different exchange rate had been used because firstly the difference in the rate rates is not material and secondly because the beneficial conversion feature calculates to an amount in excess of the relative fair value of the common shares and is therefore capped at that relative fair value.

▪

The date the conversion contingency was resolved, that is the date the terms of the conversion were definitive, appears to be the date that the value of your warrants would have been determinable, although your computation appears to value the warrants at the date of conversion.

The date the conversion price and terms were first determinable was May 18, 2004, the date that the Company received conditional approval from the Toronto Stock Exchange conditionally approving the listing thereon of the private placement shares and the conversion of the loan into units.  The Company used May 27, 2004 as the date to value the warrants on the basis that the placement was subject to closing  and until closing there could be no certainty that the placement would occur on the terms and pricing indicated. As the opening share price on May 18, 2004 was the same as May 27, 2004, the Company concluded that there would be no material difference in the calculation had the May 18, 2004 date been used.

3.

With respect to your proposed journal entries, address each of the following:

▪

Please explain why the proceeds allocated to the warrants are charged to expense.  It appears that the amount allocated to the warrants is also included in the amount shown as a debit to the liability for the notes and in the credit to capital (resulting in a journal entry that doesn’t balance).

There was an operator error on the worksheet submitted in draft form.  The journal entry, after the foreign exchange entry was done, should be:

Liability:  conversion of note

2,752,600

Liability:  accrued interest expense

31,160

Expense:  beneficial conversion feature

1,949,766

Equity:     Share capital

(1,949,766)

Equity:     Share purchase warrants

 (833,994)

Equity:     Contributed surplus

(1,949,746)

Please clarify whether the second entry reflects the exercise of the warrants, not their issuance upon conversion of the notes.

The pro-forma journal entry included on the draft worksheet was intended to illustrate the entry that would be made only when and if the warrants were exercised not the entry at the time of issue.

Please contact Doris Meyer at the Company’s Canadian compliance office with any questions or request for further information.

Yours sincerely,

ASIA PACIFIC RESOURCES LTD.

/s/ Doris Meyer

Doris Meyer, Assistant Corporate Secretary

Cc:

The Audit Committee of Asia Pacific Resources Ltd.

Deloitte & Touche